Exhibit 99.1

Plymouth Rock Technologies Signs Strategic Partnership MOU With Protegimus Protection

Vancouver, B.C. – July 20, 2023 – Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) (“Plymouth Rock”, “PRT”, or the “Company”), a drone management and automation company, today announced the Company has signed a memorandum of understanding (MOU) for a Strategic Partnership with Protegimus Protection Ltd (“Protegimus”). The Strategic Partnership MOU is non-binding until finalized and will focus initially on Collaborative Business Development efforts specifically focused on critical infrastructure and security applications for remote monitoring (DiaB), this includes, (i) establishing key strategic objectives and client programs for new regions, specifically Asia Pacific and the Middle East and (ii) identifying additional services and capabilities for fixed and mobile aerial support operation center (ASOC) services, which are all of mutual interests to PRT and Protegimus.

Plymouth Rock believes this Strategic Partnership with Protegimus will help further the Company’s overall three (3) pronged business strategy for supporting critical infrastructures and large scale facilities, which includes: (i) drone management and surveillance monitoring, (ii) automation and integration for flight planning, new, innovative sensor payloads, stand-alone power source and (iii) drone base station infrastructure and technology for autonomous self-landing, power charging and take-off.

"We are excited with our ongoing discussions with Protegimus around our strategic partnership,” shared Phil Lancaster, CEO and President of Plymouth Rock Technologies. “Protegimus has developed exceptional solutions designed for the surveillance and protection of critical infrastructure facilities, including power stations, oil refineries and water treatment facilities, as well as these facilities’ diverse networks of pipelines, waterways and energy grids. Protegimus’ unique drone and UAV monitoring and surveillance services, through fixed and mobile aerial support operation centers (ASOC), offer customers better situational awareness, increased safety through proactive counter measures, and solutions for reducing costs while maintaining reliability. All are key to supporting PRT’s mission to bring better, more robust drone and UAV management and monitoring solution to the marketplace.”

“Our Protegimus team is very pleased about this opportunity to work with Plymouth Rock Technologies on this Strategic Partnership,” shared Stephen O’Callaghan, CEO and Founder of Protegimus Protection. “The consortium of strategic partners that Plymouth Rock has been assembling is impressive and is bringing together a much needed fully integrated solution for large facilities and critical infrastructures. Protegimus is excited to add our expertise in surveillance, security and emergency response solutions that will be integrated in Plymouth Rock’s complete management and monitoring offering.”

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Plymouth Rock and Protegimus have begun working on the final details of the Strategic Partnership. The companies will update the marketplace, clients, partners and shareholders as market impacting achievements are delivered.

In other news, Plymouth Rock Technologies UK Ltd., a previous subsidiary of the Company, is now in liquidation. Furthermore, the Company has ceased operations with its U.S. subsidiary.

About Plymouth Rock Technologies Inc.

Plymouth Rock Technologies (PRT) is an innovative UAV drone management and operations services company that focuses in three areas for critical infrastructure and large public and private facilities. These three areas include (i) drone management and surveillance monitoring, (ii) automation and integration for flight planning, new, innovative sensor payloads, stand-alone power source and (iii) drone base station infrastructure and technology for autonomous self-landing, power charging, and take off. www.plyrotech.ca

About Protegimus Protection Ltd.

Protegimus Protection is a licensed bodyguard, executive protection and security consultancy company that operates from within the United Kingdom. We are raising the standards in the industry and have goals that are client-focused and result-driven. Our security consultancy outfit provides a multitude of bespoke security services to the highest of standards. All Protegimus Protection security personnel are carefully and meticulously selected, through a strict and professional vetting process. This ensures that our clients have the best-suited personnel providing their security services to the highest of standards.

www.protegimusprotection.com

ON BEHALF OF THE PRT BOARD OF DIRECTORS & PROTEGIMUS PROTECTION

Philip Lancaster, President and CEO

Plymouth Rock Technologies Inc.

info@plyrotech.ca

Steve O'Callaghan, Founder & CEO

Protegimus Protection Ltd.

steve@protegimusprotection.com

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Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward looking information reflects management’s current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward – looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.